Exhibit 99.4

S.r. Batliboi & Associates llp Chartered Accountants	Oval Office, 18, iLabs Centre Hitech City, Madhapur Hyderabad - 500 081, India Tel : +91 40 6736 2000 Fax : +91 40 6736 2200

Limited Review Report – Standalone Financial Results

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of unaudited standalone Ind AS financial results of Dr. Reddy’s Laboratories Limited (the ‘Company’) for the quarter ended June 30, 2018 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘the Regulation’), read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 (‘the Circular’).

The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS) 34 “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015, as amended, read with the Circular is the responsibility of the Company's management and has been approved by the Board of Directors of the Company. Our responsibility is to express a conclusion on the Statement based on our review.

We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the applicable Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of the Regulation, read with the Circular, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

/s/  S Balasubrahmanyam

per S Balasubrahmanyam

Partner

Membership No.: 053315

Place: Hyderabad

Date: July 26, 2018

S.R Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No, AAB-4295
Regd. Office : 22, Camac Street, Block ‘C’, 3rd Floor, Kolkata-700 016.

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2018

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2018	31.03.2018	30.06.2017	31.03.2018
		(Unaudited)	(Audited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	25,821	24,494	20,721	92,468
	b) License fees and service income	218	272	64	558
	c) Other operating income	137	157	112	567
	Total revenue from operations	26,176	24,923	20,897	93,593

2	Other income	349	731	488	2,040
	Total income (1 + 2)	26,525	25,654	21,385	95,633

3	Expenses
	a) Cost of materials consumed	5,539	5,740	4,931	20,110
	b) Purchase of stock-in-trade	1,811	2,146	1,188	6,716
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(479)	(389)	(392)	(516)
	d) Employee benefits expense	4,670	4,633	4,505	18,430
	e) Depreciation and amortisation expense	1,921	1,900	1,910	7,741
	f) Finance costs	165	140	164	628
	g) Selling and other expenses	8,887	9,529	9,181	35,554
	Total expenses	22,514	23,699	21,487	88,663

4	Profit / (loss) before tax (1 + 2 - 3)	4,011	1,955	(102)	6,970

5	Tax expense
	a) Current tax	785	457	-	1,381
	b) Deferred tax	(63)	(269)	(29)	(80)

6	Net profit / (loss) for the period / year (4 - 5)	3,289	1,767	(73)	5,669

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	1	41	(2)	43
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	(16)	-	(16)
	b) (i) Items that will be reclassified to profit or loss	(302)	(209)	110	(133)
	(ii) Income tax relating to items that will be reclassified to profit or loss	106	72	(38)	46
	Total other comprehensive income	(195)	(112)	70	(60)

8	Total comprehensive income (6 + 7)	3,094	1,655	(3)	5,609

9	Paid-up equity share capital (face value Rs. 5/- each)	830	830	829	830

10	Other equity				117,248

11	Earnings per equity share (face value Rs. 5/- each)
	Basic	19.82	10.65	(0.44)	34.19
	Diluted	19.80	10.63	(0.44)	34.12
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2018	31.03.2018	30.06.2017	31.03.2018
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	5,652	6,268	4,679	22,741
	b) Global Generics	21,979	20,068	17,379	76,150
	c) Proprietary Products	31	27	27	109
	Total	27,662	26,363	22,085	99,000
	Less: Inter-segment revenue	1,486	1,440	1,188	5,407
	Total revenue from operations	26,176	24,923	20,897	93,593

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(74)	383	(651)	(3)
	b) Global Generics	6,683	3,482	1,600	11,956
	c) Proprietary Products	(629)	(841)	(1,046)	(3,464)
	Total	5,980	3,024	(97)	8,489
	Less: (i) Finance costs	165	140	164	628
	(ii) Other un-allocable expenditure / (income), net	1,804	929	(159)	891
	Total profit before tax	4,011	1,955	(102)	6,970

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Ind AS notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	Post implementation of Goods and Services Tax (“GST”) with effect from 1 July 2017, revenue from operations is disclosed net of GST. Revenue from operations for the period prior to 1 July 2017 included excise duty which is now subsumed in the GST. Accordingly, revenue from operations for the quarter ended 30 June 2018 is not comparable with those of the previous periods presented.

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. The Company received Establishment Inspection report (EIR) from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed. With regard to the Oncology manufacturing facility at Duvvada and API manufacturing facility at Srikakulam, the Company received EIRs from the U.S. FDA in November 2017 and February 2018, respectively, which indicates that the status remains unchanged. In June 2018, the Company has requested U.S. FDA to schedule an inspection of the oncology formulation manufacturing facility at Duvvada.

4	Ind AS 115, Revenue from Contracts with Customers, mandatory for reporting periods beginning on or after 1 April 2018, replaces existing revenue recognition requirements. Under the modified retrospective approach, there were no significant adjustments required to the retained earnings as at 1 April 2018. Also, the application of Ind AS 115 did not have any significant impact on recognition and measurement of revenue and related items in the financial results of the Company.

5	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 26 July 2018.

6	The results for the quarter ended 30 June 2018 presented were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 26 July 2018	Co-Chairman & Chief Executive Officer